THE PENN MUTUAL LIFE INSURANCE COMPANY

Amended and Restated Description of Issuance,

Transfer and Redemption Procedures

Pursuant to Rule 6e-3(T)(b)(12)(iii) Under the Investment Company Act of 1940

For Flexible Premium Adjustable Life Insurance Policies

This memorandum describes certain administrative procedures that are followed by Penn Mutual in connection with the issuance of flexible premium adjustable variable universal life insurance policies (“Policies”) covering the life of the named insured (the “Insured”), the transfer of assets held thereunder, the redemption by policy owners (“Owners”) of their interests in the Policies, and the payment of a death benefit upon death of the Insured. Additional information regarding the issuance of Policies, increases or additions of insurance benefits, transfers and redemptions, and premium rate structure and premium processing, is set forth in the Prospectuses included in the Registration Statement.

I.	Procedures Relating to Purchase and Issuance of the Policies and Acceptance of Premiums

A.	Applications, Initial Premiums, and Issuance.

1. Offer of the Policies; Cost of Insurance. The Policies will be offered and sold pursuant to established premium schedules and underwriting procedures in accordance with state insurance laws. The premium rates for the Policies will not be the same for all Owners selecting the same specified amount. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that the Owner of each Policy pays a premium commensurate with the Insured’s mortality risk as actuarially determined, utilizing factors such as age, sex, health and occupation. Although there will be no uniform cost of insurance for all Insureds, there will be a uniform cost of insurance for all Insureds of the same risk classification. A uniform cost of insurance for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk.

2. Applications. Persons wishing to purchase a Policy must complete an application and submit it to a Penn Mutual authorized agent. The applicant must specify the Insured, and provide certain required information about the Insured. The applicant must specify a plan for paying premiums of a specified amount at specified intervals, e.g., monthly, semi-annually or annually, until the maturity date (“planned premiums”).

3. Minimum Initial Premium. An applicant also must pay a minimum initial premium, which can be submitted with the application or at a later date. (Policy coverage does not become effective until the initial premium is in good order and is received at the designated Penn Mutual office (“Office”) and all required underwriting and administrative requirements have been satisfied.)

The minimum initial premium depends on a number of factors, such as the Insured’s age, sex and rate class, the desired specified amount, any supplemental benefits.

The initial premium must be at least equal to one no-lapse premium for a Policy covering the proposed Insured for the desired specified amount. The no-lapse premium is an amount used to measure premiums paid during the length of the no lapse guarantee period specified in the policy form. It is based in part on the age, sex and rate class of the Insured, the requested specified amount and any supplemental benefits.

4. Receipt of Application and Underwriting. Upon receipt of a completed application from an applicant, Penn Mutual will follow certain insurance underwriting (risk evaluation) procedures designed to determine whether the proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided about a proposed Insured before a determination can be made. The underwriting process determines the rate class to which the Insured is assigned.

A Policy generally is not issued until the initial underwriting procedure has been completed. The issue date, the date the Policy is issued, occurs when the application has been accepted and the computerized issue system has generated a printed Policy. The issue date is used to measure contestability periods.

Penn Mutual reserves the right to reject an application for any reason. If an application is rejected, any premium received will be returned, without interest.

5. Acceptance of Application and Policy Date. If an application and the initial premium are accepted, insurance coverage is effective as of the policy date. Unless a specific date is requested, the policy date will be the first date all underwriting and administrative requirements have been satisfied. The applicant can request a specific policy date within the prior six months. Backdating the policy can lower the cost of insurance in certain cases, since costs are based, in part, on the age of the insured. The policy date can never be on the 29th, 30th, or 31st of the month.

The date on which the policy is issued and paid for marks the date upon which Policy benefits begin to vary in accordance with the investment performance of the subaccounts within the Penn Mutual Variable Life Account I (the “Separate Account”). The policy date is the date as of which the attained age of the insured is determined. The month and day associated with the policy date represent the first day of each policy year and therefore determines Policy anniversaries as well as monthly anniversaries.

Additional premiums may be paid in any amount and at any time, as set forth in the prospectuses for the Policies.

II.	Allocations and Transfers Among Variable and Fixed Accounts

A. Allocations Among the Separate Account Subaccounts. Premiums and policy value are allocated to the subaccounts of the Separate Account in accordance with the following procedures.

1. Initial Premiums. The Owner must specify in the application the percentage of a net premium to be allocated to each subaccount. The net premium allocation percentages specified in the application apply to the initial premium and to subsequent premiums until the Owner changes the allocation percentages. An Owner can change the allocation percentages at any time by sending written notice to the Office, provided that the sum of the allocations specified in the application must equal 100% and each allocation percentage must be a whole number. The change will apply to all premiums received with or after the notice.

When the initial premium is received at the Office before the policy is issued, the entire premium is held in a non-interest bearing account until all underwriting and administrative requirements have been satisfied. As of the date that the policy is issued, a premium charge is deducted from the initial premium and the balance is credited to the policy as the initial policy value. In the case where the initial premium is received on or after the policy date, the premium, minus the premium charge, is credited to the Policy as the initial policy value. The initial policy value is allocated to subaccounts based on the free-look regulations in the state where the policy is issued. In states that require the return of premium upon free look, the initial policy value is allocated to the money market subaccount. In states that require the return of policy value, the initial policy value is allocated to the subaccounts in accordance with the selections made by the applicant as of the date of issue.

Policy value credited to the money market subaccount on the issue date remains in the money market subaccount until the free look period expires for Policies in states that provide for a full premium refund. When that period expires, the policy value in the money market subaccount is then allocated to the subaccounts in accordance with the Owner’s then-effective net premium percentage allocation. For these purposes, the free look period is assumed to begin three days after the Policy is issued. The length of the free look period depends on the applicable law of the state in which the Owner resides. A Policy that provides for a policy value refund during the free look period is allocated to the subaccounts in accordance with the Owner’s directive on the later of the issue date or the date the initial premium was received.

2. Additional Premiums. In the case of additional premiums, a premium charge is deducted from the premium (net premium) before allocation to the subaccounts. The additional premium is credited to the Policy and the resulting net premium is allocated to the subaccounts in accordance with the Owner’s then-effective net premium percentage allocation on the valuation date that the premium is received at the Office.

Any additional premium received before the free look period ends is also allocated to the money market subaccount until the free look period ends for policies in states that provide for a full premium refund.

B.	Dollar Cost Averaging Program.

Owners may implement a dollar cost averaging program for the allocation of policy value among the subaccounts and the fixed account. A dollar cost averaging program allows Owners to authorize in advance monthly transfers of set dollar amounts from the money market subaccount to one or more other Accounts.

1. Selecting Dollar Cost Averaging. Owners may select a dollar cost averaging program when applying for the Policy or at a later date by contacting the Home Office. Owners specify the accounts to which amounts will be transferred and the dollar amounts to be allocated to each account. To begin a program, the planned premium for that year must be $600 and the amount to be transferred each month must be at least $50.

2. Operation of the Program. Transfers will be made on the 15th of each month. Transfers will continue until the earliest of the following:

•	Penn Mutual receives a written or telephone request to stop making transfers.

•	There no longer is any policy value in the money market subaccount.

•	The Policy is in a grace period.

•	Penn Mutual receives notice that the Insured has died.

C.	Asset Rebalancing.

Owners may implement an asset rebalancing program for their policy value. An asset rebalancing program automatically reallocates policy value among the accounts each quarter to return the allocation to the original allocation percentages the Owner specifies.

1. Selecting Asset Rebalancing. Owners may select an asset rebalancing program when applying for the Policy or at a later date by contacting the Home Office. Owners specify the accounts to be included in the program, and the percentage of policy value to be allocated to each account. Each allocation percentage must be a whole number. Owners may elect to have their entire policy value rebalanced among the specified accounts each quarter, or limit the program to the policy value in specified accounts on each rebalancing date. The minimum policy value to start an asset rebalancing program is $1,000. If a dollar cost averaging program is in effect, policy value in the money market subaccount may not be included in an asset rebalancing program.

2. Operation of the Program. On the last day of each calendar quarter (or if not a valuation date, the first valuation date of the following calendar quarter), Penn Mutual will transfer policy value among the accounts to the extent necessary to return the allocation to the Owner’s specifications. Asset rebalancing will continue until Penn Mutual receives a written or telephone request at the Home Office to terminate.

Transfers made under an asset rebalancing program are not counted for purposes of the transfer rules described above.

III.	Redemption Procedures: Surrenders, Death Benefits, Loans, Maturity Proceeds, Policy Conversions and Exchanges

A.	Surrenders.

The Owner may surrender his or her Policy at any time for its net cash surrender value by submitting a written request in proper form to the Office. Penn Mutual may require return of the Policy. The net cash surrender value may be taken in one sum or it may be applied to a payment option. The net cash surrender value on a valuation date is the net policy value less the surrender charge that would be imposed if the Policy were surrendered on that date. A request for a full surrender will be processed and effected as of the date the written request and all required documents are received at the Office, and ordinarily will be paid within seven days.

B.	Partial Surrenders.

An Owner may make partial surrenders under his or her Policy, as described in the Prospectus for the Policy.

C.	Lapse.

If the net cash surrender value on a monthly anniversary is less than the amount of the monthly deduction to be deducted on that date, and the no-lapse guarantee specified in the policy form is not in effect, the Policy will be in default and a grace period will begin. A grace period also may begin if indebtedness becomes excessive. If a Policy goes into default, the Owner will be allowed a 61-day grace period to pay a premium sufficient to cover the monthly deduction. The Company will send notice of the amount required to be paid during the grace period (“grace period premium”) to the Owner’s last known address and upon request, to any assignee of record.

The grace period will begin when the notice is sent. The Policy will remain in effect during the grace period. If the Insured should die during the grace period before the grace period premium is paid, the death benefit will still be payable to the beneficiary, although the amount paid will reflect a reduction for the monthly deductions due on or before the date of the Insured’s death. If the grace period premium has not been paid before the grace period ends, the Policy will lapse. It will have no value and no benefits will be payable.

D.	Death Benefits.

Provided the Policy is in force at the time of death of the Insured, Penn Mutual will pay the death benefit, less the amount of any outstanding loan, to the beneficiary upon receipt at the Office of satisfactory proof of death for the Insured. Penn Mutual may require return of the Policy. The death benefit will be paid in a lump sum or, if elected, under a payment option, in either case, generally within seven days after receipt of satisfactory proof of death. If part or all of the death benefit is paid in one sum, Penn Mutual will pay interest on this sum from the date of death of the Insured to the date of payment. Penn Mutual determines the interest rate, but it will not be less than the minimum rate allowed by statutory law per year compounded annually. Payment of the death benefit is subject to the provisions of the Policy regarding suicide and incontestability.

E.	Loans.

An Owner may borrow up to the loan value of his Policy at any time by submitting a written request to the Office. The loan value is 90% of the cash surrender value. The minimum amount that can be borrowed is $250. Outstanding Policy loans reduce the amount of the loan value available for new loans. Policy loans will be processed as of the date a written request is received and loan proceeds generally will be sent to the Owner within seven days.

F.	Payment on Maturity.

If the Policy is still in-force on the maturity date, the maturity benefit will be paid to the Owner. The maturity benefit is equal to the Net Policy Value on the maturity date. Upon written request of the owner, the Policy will continue in force beyond the maturity date. Thereafter, the death benefit will be the Net Policy Value.

Amended and Restated as of May 1, 2013